UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

VIVUS, Inc.
(Name of Issuer)

Common Shares
(Title of Class of Securities)

928551100
(CUSIP Number)

October 23, 2012
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_] Rule 13d-1(b)

[X] Rule 13d-1(c)

[_] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 928551100

1	Names of Reporting Persons Passport Global Master Fund SPC Ltd for and on behalf of Portfolio A – Global Strategy
2	Check the appropriate box if a member of a Group (see instructions) (a) [ ] (b) [ ]
3	Sec Use Only
4	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
	6	Shared Voting Power 5,054,245
	7	Sole Dispositive Power
	8	Shared Dispositive Power 5,054,245
9	Aggregate Amount Beneficially Owned by Each Reporting Person 5,054,245
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
11	Percent of class represented by amount in row (9) 5.0%
12	Type of Reporting Person (See Instructions) CO

SCHEDULE 13G

CUSIP No. 928551100

1	Names of Reporting Persons Passport Capital LLC
2	Check the appropriate box if a member of a Group (see instructions) (a) [ ] (b) [ ]
3	Sec Use Only
4	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
	6	Shared Voting Power 8,381,581
	7	Sole Dispositive Power
	8	Shared Dispositive Power 8,552,929
9	Aggregate Amount Beneficially Owned by Each Reporting Person 8,552,929
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
11	Percent of class represented by amount in row (9) 8.5%
12	Type of Reporting Person (See Instructions) IA

SCHEDULE 13G

CUSIP No. 928551100

1	Names of Reporting Persons John H. Burbank III
2	Check the appropriate box if a member of a Group (see instructions) (a) [ ] (b) [ ]
3	Sec Use Only
4	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
	6	Shared Voting Power 8,381,581
	7	Sole Dispositive Power
	8	Shared Dispositive Power 8,552,929
9	Aggregate Amount Beneficially Owned by Each Reporting Person 8,552,929
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
11	Percent of class represented by amount in row (9) 8.5%
12	Type of Reporting Person (See Instructions) IN

Item 1.

(a)	Name of Issuer: VIVUS, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

1172 Castro Street, Mountain View, CA 94040

Item 2.	Name of Person Filing:

Passport Global Master Fund SPC Ltd for and on behalf of Portfolio A – Global Strategy (“the Fund”); Passport Capital, LLC (“Passport Capital”); and John H Burbank III (“Burbank,” together with the Fund and Passport Capital, the “Reporting Persons”).

Burbank is the sole managing member of Passport Capital; Passport Capital is the investment manager to the Fund. Passport Capital is also the investment manager to certain other funds and accounts (the “Other Accounts”) that are the owners of record of an aggregate of 3,498,684 Shares. None of the Other Accounts individually own (beneficially or of record) more than 5% of a class of the Issuer’s equity securities that are registered under Section 12 of the Securities Exchange Act of 1934, as amended. Under the terms of the relevant investment management agreements, Passport Capital generally has the right to dispose of, and in most cases vote, the Shares owned of record by the Fund and the Other Accounts. As a result, each of Passport Capital and Burbank may be considered to share the power to vote or direct the vote of, and the power to dispose or direct the disposition of, the Shares owned of record by the Fund and the Other Accounts, except in the case of certain Other Accounts which maintain sole power to vote or direct the vote of their beneficially owned shares. This statement on Schedule 13G shall not be construed as an admission that any of the Reporting Persons (other than the Fund) is the beneficial owner of the securities covered by this statement.

(a)	Address of Principal Business Office or, if None, Residence:

For each Reporting Person:
C/O PASSPORT CAPITAL, LLC
ONE MARKET ST., STEUART TOWER, STE. 220,
SAN FRANCISCO, CA 94105

(b)	Citizenship:

See row 4 of each Reporting Persons’ respective cover page.

(c)	Title and Class of Securities:

Common Shares of the Company (the “Common Shares”)

(d)	CUSIP No.: 928551100

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[_]	Broker or dealer registered under Section 15 of the Act;

(b)	[_]	Bank as defined in Section 3(a)(6) of the Act;

(c)	[_]	Insurance company as defined in Section 3(a)(19) of the Act;

(d)	[_]	Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	[_]	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	[_]	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	[_]	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	[_]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	[_]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)	[_]	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k)	[_]	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.	Ownership

(a)	Amount Beneficially Owned:

See Item 9 of each Reporting Persons’ respective cover page.

(b)	Percent of Class:

See Item 11 of each Reporting Persons’ respective cover page.

(c)	Number of shares as to which such person has:

See Items 5-8 of each Reporting Persons’ respective cover page.

(i) Sole power to vote or to direct the vote:

(ii) Shared power to vote or to direct the vote:

(iii) Sole power to dispose or to direct the disposition of:

(iv) Shared power to dispose or to direct the disposition of:

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.	Ownership of more than Five Percent on Behalf of Another Person.

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

Not Applicable.

Item 8.	Identification and classification of members of the group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 1, 2012

PASSPORT GLOBAL MASTER FUND SPC LTD FOR AND
ON BEHALF OF PORTFOLIO A – GLOBAL STRATEGY

By: /s/ JOHN BURBANK
John Burbank
Director

PASSPORT CAPITAL, LLC

By: /s/ JOHN BURBANK
John Burbank,
Managing Member

/s/ JOHN BURBANK
John Burbank

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).